Filed by Epicor Software Corporation Pursuant to Rule 425

Under the Securities Act of 1933

Commission File No.: 333-114475

Subject Company: Scala Business Solutions N.V.

Set forth below is an English translation of the entire Dutch text of an advertisement published by Epicor Software Corporation on June 15, 2004 in Amsterdam, the Netherlands.

Irvine, United States of America	Amsterdam, The Netherlands

EPICOR SOFTWARE CORPORATION DECLARES UNCONDITIONAL

PUBLIC OFFER FOR SCALA BUSINESS SOLUTIONS N.V.

Declaring the Offer unconditional

With reference to the press release and the availability advertisement dated May 12, 2004, the offering memorandum dated May 12, 2004 (the ‘Offering Memorandum’) and the U.S. prospectus dated May 10, 2004 (the ‘Prospectus’), Epicor announces that it declares unconditional its public offer (the ‘Offer’) for all outstanding ordinary shares with a nominal value of € 0.45 each (the ‘Scala Shares’) in the share capital of Scala Business Solutions N.V. (‘Scala’).

As of the tender closing date, Friday, June 11, 2004 at 3:00 pm CET, 21,736,051 Scala Shares have been tendered into the Offer. Upon the delivery of these Scala Shares, Epicor will hold approximately 93.2% of the issued share capital of Scala.

Payment and delivery

In accordance with the terms and conditions described in the Offering Memorandum and the Prospectus, ultimately on June 18 2004 Epicor will pay US$ 1.8230 in cash and deliver 0.1795 shares of Epicor common stock (and accompanying preferred stock purchase rights) for each tendered and delivered Scala Share.

Subsequent tender period

Epicor offers the holders of Scala Shares that have not yet tendered their Scala Shares the opportunity to do so until July 5, 2004 3:00 pm CET in the same manner and under the same terms and conditions as described in the Offering Memorandum and the Prospectus, provided that the payment of the offer price with respect to the Scala Shares tendered in the subsequent tender period will take place ultimately on July 8, 2004. Scala shareholders cannot withdraw Scala Shares tendered during the subsequent tender period.

Nasdaq listing

The Epicor common stock to be issued pursuant to the Offer will be listed on the Nasdaq National Market of the Nasdaq Stock Market Inc.

De-listing from Euronext

Euronext Amsterdam N.V. has confirmed that in the event that at least 95% of the Scala Shares has been tendered to Epicor, it shall cooperate with the termination of Scala’s listing on Euronext.

Restrictions

The Offer and the distribution of the Offering Memorandum, the Prospectus and any other materials relating to the Offer may in certain jurisdictions other than the Netherlands and the United States, including but not limited to, the United Kingdom, Canada, Australia and Japan, be restricted by law. The Offer is not being made, directly or indirectly, in or into, and may not be accepted from within, any jurisdiction in which the making of this Offer or the acceptance of the Offer would not be in compliance with the laws of that jurisdiction. Persons into whose possession this advertisement, the Offering Memorandum, the Prospectus and/or any other materials relating to the Offer come should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities’ laws of any such jurisdiction. None of Epicor, Scala or any of their advisers accepts or assumes any responsibility or liability for any violation by any person of any such restrictions. Any person who is in any doubt as to his position in this respect should obtain the appropriate professional advice without delay.

Additional Information and Where To Find It

Epicor has filed a registration statement on Form S-4 containing a prospectus and made available as of May 13, 2004 an offering memorandum in connection with the Offer. The shareholders of Scala are urged to read these documents and other relevant materials when they become available because they contain important information about the Offer, Epicor and Scala. Investors and shareholders may obtain free copies of these documents and other documents filed with the SEC at the SEC’s Web site at www.sec.gov. In addition, investors and shareholders may obtain free copies of the documents filed with the SEC by Epicor on Epicor’s Investor Relations page on its corporate Web site at www.epicor.com/company/investor/ or on Scala’s Investor Relations page on its corporate Web site, www.scala.net/investors/epicor/.

The prospectus is not a prospectus as referred to in article 3 paragraph 2 sub b of the 1995 Act on the Supervision of the Dutch Securities Trade (Wet toezicht effectenverkeer 1995). The Netherlands Authority for the Financial Markets (Autoriteit Financiële Markten) has granted Epicor a dispensation from the requirement pursuant to article 3 paragraph 1 of the aforementioned Act.

This is a public announcement as referred to in section 9t subsection 4 of the 1995 Decree on the Supervision of the Securities Trade (Besluit toezicht effectenverkeer 1995).

Irvine, June 15 2004

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